Exhibit 23.1
Consent of Independent Registered Public Accounting Firm
Board of Directors
LiveRamp Holdings, Inc.
We hereby consent to the incorporation by reference in the Registration Statements (Nos. 333-57470, 333-136919, 333-158005, 333-221162, and 333-223520) on Form S-8 of LiveRamp Holdings, Inc. of our report dated June 25, 2026 with respect to the statements of net assets available for benefits of LiveRamp Holdings, Inc. Retirement Savings Plan, as of December 31, 2025 and 2024, the related statement of changes in net assets available for benefits for the year ended December 31, 2025, and the supplemental schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2025, which is included in the December 31, 2025, Annual Report on Form 11-K of the LiveRamp Holdings, Inc. Retirement Savings Plan.

/s/ FORVIS MAZARS, LLP
Rogers, Arkansas
June 25, 2026